April 13, 2010

VIA OVER-NIGHT MAIL AND EDGAR TRANSMISSION

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:             Response to Staff comments on Rule 485(a) post-effective amendment on Form N-4

Commonwealth Annuity Separate Account A (File Nos. 333-141019/811-22024)

Post-effective Amendment No. 3 under the Securities Act of 1933

Post-effective Amendment No. 9 under the Investment Company Act of 1940

Dear Mr. Ruckman:

Commonwealth Annuity and Life Insurance Company received the Staff’s comments (“Staff Comments”) on the above-referenced Post-effective amendment filing (hereinafter referred to as the “Template Filing”) by your telephone call to Attorney Sheila St. Hilaire on April 7, 2010.   By my letter dated February 16, 2010 to Mr. William J. Kotapish (the “Rule 485(b)(1)(vii) Request”)  the Company requested approval pursuant to Rule 485(b)(1)(vii) in order to utilize Rule 485(b) to incorporate certain material changes in the Template Filing into the  registration statements of certain of the Company’s  other variable annuity separate accounts (“Other Registrants”).  As indicated in the Rule 485(b)(1)(vii) Request, changes in the Template filing that are made in response to Staff Comments will also be made in the post-effective amendment filings of the Other Registrants to the extent applicable, as noted below.

Pursuant to Staff Comments, the Company is providing the following supplemental information and making the following changes in the Template Filing and in the post-effective amendments to the registration statements of the Other Registrants, as applicable:

1.                     The Staff comment requested that the Registrant clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements between the Company and third parties to support any of the Company’s guarantees under the contract, and the Company is primarily responsible for paying out on any guarantees associated with the contract.  The Company notes, however, that The Goldman Sachs Group, Inc. provided certain written assurances to the Commissioner of the Massachusetts Division of Insurance at the time it purchased the Company in December 2005, as subsequently amended, as disclosed in the Statement of Additional Information.

2.                     Cover page.   The Staff comment requested the Registrant to confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover page of the prospectus will be slightly modified in the Registrant’s 485(b) filing (which will be made prior to April 30, 2010) to conform precisely to the EDGAR class identifiers associated with the contract.   The contract name on the front cover page will thereafter continue to be the same as the EDGAR class identifiers associated with the contract.

Corresponding changes will be made in the prospectuses for the Other Registrants, as applicable.

3.                     Page 10 — order of application of withdrawal charges.   The Staff comment requested that the Registrant clarify that the maximum withdrawal charge is assessed against purchase payments in the order received.

Response:  In the first paragraph under the Withdrawal Charge table on page 10, we have added the sentence:   “For purposes of calculating the withdrawal charge on partial withdrawals and surrenders, we assume that amounts are withdrawn from Purchase Payments in the chronological order in which they were received.”

The paragraph now reads (emphasis added):

Total withdrawal charges assessed under a Contract will never exceed 9% of the total Purchase Payments (not including PPBs) made under the Contract.  For purposes of calculating the withdrawal charge on partial withdrawals and surrenders, we assume that amounts are withdrawn from Purchase Payments in the chronological order in which they were received.  For more information on the withdrawal charge, including an example of how we calculate the withdrawal charge, see “Withdrawal Charge.”

Corresponding changes will be made in the prospectuses for the Other Registrants.

4.                     Page 11 — Expense table footnote.  The Staff Comment requested disclosure of the time period for which the underlying funds’ voluntary fee reductions or expense limitations are in effect.

Response:  The Registrant has modified the footnote to read as follows (emphasis added):

The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Funds’ expenses in order to keep the Funds’ expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements, while other Funds have voluntary fee reduction and/or expense reimbursement arrangements, which may be guaranteed for a period of up to a year or more or which may be terminated at any time. The lowest and highest Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are 0.35% (the expense limit is contractually guaranteed and may not be increased without approval of the fund’s shareholders and board of trustees) and 1.27% (the waiver/reimbursement is in place until at least April 30, 2011), respectively, for the year ended December 31, 2009. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund’s prospectus.

Corresponding changes will be made in the prospectuses for the Other Registrants.

5.                    Page 14, second paragraph of the Summary — state variations. The Staff comment noted that the paragraph discloses that there might be state variations of the contract, and requested a statement noting that although there may be state variation, the prospectus discloses all the material features and benefits under the contract.

Response:  The Company has revised the paragraph to read as follows:

The summary does not contain all information that may be important. Read the entire Prospectus and the Contract before deciding to invest. States may require variations to the Contract. If a state variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus.  Although there may be state variations to the Contract, this prospectus discloses all the material features and benefits under the Contract.

Corresponding changes will be made in the prospectuses for the Other Registrants.

6.                     Page 40 —redundant sentence.  The Staff comment noted that there was a redundant sentence in the first paragraph.

Response:  The redundant sentence has been deleted.

7.                     Page 40, paragraph 6 — lump sum payments.  The Staff comment noted that this paragraph described the payment of a death benefit by means of a checkbook (the “Ready Access” program), and requested clarification as to whether there are other means of payment of the death benefit.

Response:  The Company has discontinued the Ready Access program, such that all lump sum payments will now be made through a single check.  The paragraph discussing the Ready Access program will therefore be deleted from the prospectus.

Corresponding changes will be made in the prospectuses for the Other Registrants, as applicable.

8.                     Page 63, 8. Loans.  The Staff Comment requested clarifications as to whether the contract owner may  make purchase payments while a loan is outstanding.

Response:   Loans are permitted only under tax-sheltered annuities or Section 403(b) of the Internal Revenue Code (the “Code”) or under qualified plans under Section 401.  Purchase Payments under these Contracts are typically made by payroll deduction.  Additional payments may be made to the Contract while a loan is outstanding.  The first paragraph under 8. Loans on page 63 has been revised as follows (emphasis added):

The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Code or with a qualified plan under Code Section 401, may request a loan (if permitted by the qualified plan) any time during the Accumulation Period. Only one loan may be outstanding on a Contract at a given time. The outstanding loan must be repaid in full before the next loan may be granted.  While a loan is outstanding, you may continue to make Purchase Payments through your 403(b) or qualified plan.

Corresponding changes will be made in the prospectuses for the Other Registrants.

9.                     Page 76, Option 4 — Joint and Survivor Annuity.  The Staff Comment requested clarification as to the effect of choosing one “survivor” interest rate over another in a Joint and Survivor Annuity option.

Response:  The description of Option 4 has been revised to clarify that the greater the percentage of the original payment that is provided to the surviving Annuitant, the lower the amount of the original payment, as follows (emphasis added):

Option 4 provides an annuity payable monthly while both Annuitants are living. Upon either Annuitant’s death, the monthly income payable continues over the life of the surviving Annuitant at a percentage of the original payment. The percentage payable must be selected at the time the Annuity Option is chosen. The percentages available are 50%, 66 2/3%, 75% and 100%. The greater the percentage provided to the surviving Annuitant, the lower the amount of the original payment. Annuity payments terminate automatically and immediately upon the surviving Annuitant’s death without regard to the number or total amount of payments received.

Corresponding changes will be made in the prospectuses for the Other Registrants.

10.               Location of Information concerning discontinued Guaranteed Lifetime Withdrawal Benefit Rider (“GLWB rider”).  In the Rule 485(b)(1)(vii) Request, the Registrant proposed moving a lengthy discussion of the discontinued GLWB rider to the Statement of Additional Information (“SAI”).  The Staff Comment indicated that it is the Staff’s position that discussions of discontinued riders should be contained in an Appendix to the prospectus, rather than in the SAI.

Response:  The discussion of the discontinued GLWB rider shall be contained in an appendix to the prospectus, rather than in the SAI.   The discontinued GLWB rider was also offered under the Company’s Advantage IV variable annuity product (File Nos. 333-141045/811-22024), and the discussion of the GLWB rider in the Advantage IV prospectus will also be moved to an appendix to the prospectus, rather than to the SAI.

If you have any further comments or any questions on this information, please contact Attorney Sheila St. Hilaire at 508.460.2438.

Sincerely,

/s/ Scott D. Silverman

Scott D. Silverman
Vice-President and General Counsel